

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

November 24, 2008

<u>Via Facsimile</u>

Yaron Shalem
Chief Financial Officer
TAT Technologies Ltd.
P.O. Box 80
Gedera 70750, Israel

> **RE: TAT Technologies Ltd.**
> **Form 20-F for the Year Ended December 31, 2007**
> **File Number: 000-16050**

Dear Mr. Shalem:

    We have completed our review of your Form 20-F and related filings, and at this time do not have further comments.

                    Sincerely,

                    Lyn Shenk